FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

GRUPO PÃO DE AÇÚCAR HIRES CLAUDIO GALEAZZI

São Paulo, December 11, 2007 - The Board of Directors of Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)] hereby informs its shareholders and the market that Claudio Galeazzi has been appointed as the Company's new Chief Executive Officer.

Mr. Galeazzi, who takes up office today, will be helping the management team of Grupo Pão de Açúcar to put the corporate plan into practice and achieve the performance targets drawn up by the Board of Executive Officers and approved by the Board of Directors and shareholders.

Mr. Galeazzi’s appointment underlines the Group’s commitment to the highest standards of corporate governance and professional management practices, which has been strengthened since 2003. The new CEO's responsibilities include grooming a successor from the Company's executive staff.

Grupo Pão de Açúcar’s main objectives for 2008 are: growth in same-store sales, intensification of the ongoing expense reduction program, higher efficiency levels and improved returns on invested capital.

Claudio Galeazzi, 67, is the founder and partner of Galeazzi & Associados. His career has focused on business management and he has sat on the Boards of several firms and helped restructure major companies. In the role of CEO, he oversaw the restructuring of Artex, Mococa, Vila Romana, Cecrisa and Lojas Americanas. Before founding Galeazzi & Associados, he was managing director of Drew Chemical Corp’s subsidiaries in Brazil and Argentina. He was also CEO of Cesbra and John Sommers (a joint venture between British Petroleum and Brascan), as well as vice-president of British Petroleum Mineração in Brazil. His career also includes terms as Chairman of the Industrial Social Service Program (SESI), a director of the São Paulo Industries Federation (Fiesp) and the Euvaldo Lodi Institute (IEL), vice-president of the Brazilian Factoring Association (ANFAC) and head of administration at the São Paulo Museum of Modern Art (MAM).

São Paulo, December 11, 2007.

Abilio Diniz

Chairman of the Board of Directors

Investor Relations: Tel.: (55) (11) 3886 0421 Fax: (55) (11) 3884 2677 www.gpari.com.br/eng	Media Relations: Tel.: (55) (11) 3886 0465 Fax: (55) (11) 3889 0110 Pa.imprensa@grupopaodeacucar.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 11, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.